ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
March 27, 2023
Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
Distillate U.S. Fundamental Stability & Value ETF (S000063127)
Distillate International Fundamental Stability & Value ETF (S000070185)
(each, a “Fund” and, collectively, the “Funds”)
File Nos. 333-179562 and 811-22668
Dear Ms. Brutlag:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 853 to the Trust’s Registration Statement on Form N-1A filed February 1, 2023 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 2.In the Item 10 disclosure, please revise the first sentence of “Portfolio Managers” section to say “each fund” or “the Funds”.
Response:    The requested change has been made.
Comment 3.Please add a non-fundamental investment restriction that the Funds will not concentrate their investments in any industry or group of related industries.
Response:    The Trust respectfully declines to make the requested change. Sections 8 and 13 of the 1940 Act require concentration policies to be fundamental policies. The Trust believes that adding a non-fundamental investment restriction would be confusing to shareholders when combined with the existing fundamental restriction regarding concentration. The Trust has added the following explanatory note when describing the concentration provision of the 1940 (new language underlined): “Concentration. The SEC has defined concentration as investing 25% or more of a Fund’s total assets in an industry or group of industries, with certain exceptions. The U.S. Fund and the International Fund ceased tracking an index and became actively-manged ETFs on April 3, 2023. As a result, neither Fund concentrates its investments in any industry or group of related industries.”

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If you have any questions regarding the above response, please do not hesitate to contact me at (920) 360-7173 or alyssa.bernard@usbank.com.
Sincerely,
/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President